Filed by Riverview Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Exchange Act File No.:  0-22957
Subject Company:  Today's Bancorp, Inc.

RIVERVIEW BANCORP, INC. TO ACQUIRE
TODAY'S BANCORP, INC.

VANCOUVER, WA - February 6, 2003
Riverview Bancorp, Inc. (Nasdaq:RVSB), parent company of Riverview Community Bank, Vancouver, Washington, announced today that it has signed a definitive merger agreement with Today's Bancorp, Inc., parent of Today's Bank, Vancouver, Washington. Under the agreement, Today's Bancorp will merge into Riverview Bancorp in a transaction valued at approximately $16.7 million. Upon completion of the merger, shareholders of Today's Bancorp will be entitled to receive either cash or shares of Riverview Bancorp common stock in exchange for each share of Today's Bancorp common stock. The transaction will increase Riverview Bancorp's assets from $422 million as of December 31, 2002 to approximately $544 million and increase its number of banking offices from 12 to 14.

Patrick Sheaffer, Chairman and Chief Executive Officer of Riverview Bancorp stated, "We are very pleased to announce our agreement for Today's Bancorp to merge into Riverview Bancorp. Riverview has the same mission as Today's Bank. We are local, independent financial institutions serving business and retail financial needs, using local decision-making. This merger of two community-oriented institutions represents a natural extension of our franchise and will give our combined company a stronger presence as a business and retail commercial bank in the growing Vancouver and Clark County market area."

"We believe that this transaction is an excellent opportunity for all of our stakeholders, including shareholders, customers, employees, and our entire community," said Dan Heine, President and Chief Executive Officer of Today's Bancorp. "We view Riverview as one of the premier banking organizations in this region. Our collective commitments to maximizing shareholder value, as well as preserving a community bank atmosphere with its high quality of service, will be enhanced by this merger. All customers will benefit from the expanded network of 14 Riverview Community Bank offices, and they will have access to a greater selection of services. Among the services new to Today's Bank customers will be the trust and asset management services available with Riverview Asset Management Corp." (RAMCorp is a subsidiary of Riverview Community Bank.)

Riverview Bancorp is the savings and loan holding company for Riverview Community Bank, which operates out of its home office in Vancouver, and 12 branch offices throughout southwest Washington. At December 31, 2002, Riverview Bancorp had total

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February 6, 2003

assets of $422 million and total deposits of $314 million. Riverview Bancorp expects that it will recognize in the first year following the completion of the merger savings of approximately 30% of Today's Bancorp consolidated expenses, and that the merger will be accretive to earnings per share during that period.

Today's Bancorp is the bank holding company for Today's Bank. Today's Bank, which began operations in 1999, operates out of four offices in Vancouver, Washington. At December 31, 2002, Today's Bancorp had total assets of $122 million, total deposits of $113 million and shareholders equity of $8.7 million.

The merger, which has been unanimously approved by the directors of both companies, is subject to certain conditions, including the approval of the shareholders of Today's Bancorp, the receipt of regulatory approvals, and the registration of the shares to be issued in the merger with the Securities and Exchange Commission. The merger is expected to be completed in the second calendar quarter of 2003.

Forward-Looking Statements

This news release contains certain forward-looking statements about the proposed merger of Riverview Bancorp and Today's Bancorp. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Riverview Bancorp and Today's Bancorp, changes in asset quality, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Riverview Bancorp and Today's Bancorp are engaged, and changes in the securities markets. Additional factors that could cause actual results to differ materially are disclosed in Riverview Bancorp's recent filings with the SEC, including but not limited to Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

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February 6, 2003

Additional Information About the Merger and Where to Find It

Shareholders of Today's Bancorp, and other investors, are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which Riverview Bancorp will file with the Securities and Exchange Commission to register shares of Riverview Bancorp common stock to be issued in the merger. The proxy statement/prospectus will be sent to shareholders, in connection with a special meeting of shareholders of Today's Bancorp to vote on the proposed merger. The proxy statement/prospectus will contain important information about Riverview Bancorp, Today's Bancorp, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors can obtain all documents filed with the SEC by Riverview Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Riverview Bancorp are available free of charge from the Corporate Secretary of Riverview Bancorp, at 900 Washington, Suite 900, Vancouver, Washington 98660, telephone (360) 693-6650. We urge investors to read the proxy statement/prospectus carefully before making a decision concerning the merger because it will contain important information.

Contact:

Riverview Bancorp, Inc.
Patrick Sheaffer, 360/693-6650
Chairman and Chief Executive Officer
        or
Today's Bancorp, Inc.
Dan Heine, 360/258-6329
President and Chief Executive Officer
        or
Riverview Bancorp, Inc.
Ron Wysaske, 360/693-6650
EVP/ Chief Financial Officer

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